EXHIBIT 99.1

Press Release

Total sells its fuel marketing activities in Italy

and focuses on the lubricants business

Paris, November 3, 2017 – Total and Erg have signed an agreement1 with the Italian Group API to sell their fuel marketing and refining assets in the TotalErg joint venture (Erg 51%, Total 49%). Following the divestment of the LPG and Commercial Sales businesses, this third transaction completes the sale of all TotalErg’s assets, for a total amount of around €750 million.

In parallel with this agreement, Total is reinforcing its lubricants business in Italy by buying out Erg’s 51% stake in the lubricants activities of the joint venture that will consequently be terminated.

Created in 2010 by merging the Total and Erg activities, TotalErg is the fourth-largest fuel marketer in Italy, a fragmented market where the profitability outlook was not in line with the Group’s expectations despite the joint efforts of the two shareholders. The lubricants market, however, does offer satisfactory growth perspectives and this consolidation is in line with the Group strategy in this business sector.

“The successful monetization of these mature activities in a challenging market is another example of our active portfolio management strategy in Marketing & Services. It also helps reduce our refining capacity in Europe while taking advantage of a favorable market,” said Momar Nguer, President, Marketing & Services. “The buyout from Erg of the lubricants activity allows us to focus and expand this high-return business. In addition, we will maintain our presence in the truck refueling business in Italy with our European network AS24, as well as in aviation fuels.”

Total in Italy

Total has been present in Italy for 60 years. The Group markets aviation and truck fuel, lubricants, additives, special fluids and related services. In addition, it operates the Tempa Rossa oil field, currently under development, and has interests in five other exploration blocks (four of which it operates), all located in the same region of the southern Apennines.

[1]	Subject to the approval of the relevant authorities.

Total affiliates, Hutchinson in materials, Saft in batteries and SunPower in solar panels distribute their products in the country.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

www.total.com

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.